Exhibit 12.1

EndoChoice Holdings, Inc.

Computation of Deficiency of Earnings to Fixed Charges

	Six Months Ended June 30, 2016	Year Ended December 31,
in thousands		2015	2014	2013	2012
Earnings (loss):
Net loss	$(41,747)	$(59,384)	$(53,644)	$(23,918)	$(1,201)
Fixed charges (from below)	2,554	8,149	4,346	387	386

Total loss	$(39,193)	$(51,235)	$(49,298)	$(23,531)	$(815)

Fixed charges:
Interest expense	$2,108	$4,757	$3,814	$104	$208
Non-cash interest expense and discount amortization	189	657	136	—	—
Loss on early retirement of debt	—	2,282	—	—	—
Interest portion of rent expense	257	453	396	283	178

Total fixed charges	$2,554	$8,149	$4,346	$387	$386

Coverage deficiency	$41,747	$59,384	$53,644	$23,918	$1,201